EXHIBIT 99.5

Interim Consolidated Financial Statements of

Algonquin Power & Utilities Corp.

For the nine months ended September 30, 2011 and 2010

(Unaudited)

Algonquin Power & Utilities Corp.

Interim Consolidated Balance Sheets

(Unaudited)

(thousands of Canadian dollars)

	September 30, 2011	December 31, 2010
ASSETS
Current assets:

Cash	$15,525	$4,749
Short term investments (note 1(e))	5,025	3,674
Accounts receivable net of allowance of $548 and $380	33,174	25,876
Due from related parties (note 13)	2,181	718
Prepaid expenses	4,874	3,547
Supplies and consumables inventory	2,716	—
Current portion of deferred tax asset	13,066	14,015
Current portion of notes receivable	469	1,172

	77,030	53,751

Long-term investments and notes receivable (note 4)	40,903	37,179
Deferred non-current income tax asset	91,336	74,997
Property, plant and equipment (note 5)	951,593	761,739
Intangible assets (note 6)	71,151	73,886
Goodwill (note 3)	12,082	994
Restricted cash (note 1(f))	3,550	3,563
Deferred financing costs	8,434	5,933
Derivative assets (note 20)	296	—
Regulatory assets (note 7)	4,858	2,484
Other assets	1,901	3,354

	$1,263,134	$1,017,880

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:

Accounts payable	$4,146	$2,875
Accrued liabilities	47,420	28,839
Due to related parties (note 13)	1,661	1,534
Dividends payable	8,341	5,721
Current portion of long-term liabilities	1,304	70,432
Current portion of other long-term liabilities	1,849	1,011
Current portion of derivative instruments (note 20)	2,480	2,338
Current income tax liability	810	200
Current portion of deferred credit	10,011	11,020
Deferred income tax liability	567	514

	78,589	124,484
Long-term liabilities (note 8)	348,490	189,465
Convertible debentures (note 9)	122,427	181,760
Other long-term liabilities (note 10)	88,001	65,929
Other regulatory liabilities (note 7)	19,981	—
Deferred non-current income tax liability	84,585	81,941
Derivative instruments (note 20)	5,170	3,525
Deferred credits	27,808	32,222
Shareholders’ equity (note 12):
Shareholders’ capital	885,178	796,941
Deficit	(349,468)	(358,542)
Accumulated other comprehensive loss	(87,017)	(99,845)

Total Equity attributable to APUC	448,693	338,554

Non-controlling interest (note 3(a) )	39,390	—

Total stockholders’ equity	488,083	338,554

Commitments and contingencies (note 14)
Subsequent events (notes 12, 14 and 21)

	$1,263,134	$1,017,880

See accompanying notes to interim consolidated financial statements

Algonquin Power & Utilities Corp.

Interim Consolidated Statements of Operations

(Unaudited)

(thousands of Canadian dollars, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010

Revenue:

Energy sales	$31,952	$29,766	$99,833	$96,604
Utility energy sales and distribution	16,663	—	56,082	—
Waste disposal fees	4,074	3,868	12,360	4,875
Water reclamation and distribution	12,257	10,249	33,523	28,002
Other revenue	1,102	916	2,785	2,457

	66,048	44,799	204,583	131,938

Expenses

Operating	36,882	24,475	115,010	71,699
Amortization of property, plant and equipment	9,547	9,083	29,205	27,080
Amortization of intangible assets	1,527	2,623	4,890	7,519
Administrative expenses	4,754	3,855	12,686	9,760
Gain on foreign exchange	(1,149)	(840)	(1,051)	(474)

	51,561	39,196	160,740	115,584

Earnings before undernoted	14,487	5,603	43,843	16,354

Interest expense	7,429	6,287	22,870	18,318
Interest, dividend income and other income	(1,406)	(1,243)	(4,060)	(3,851)
Acquisition costs	772	332	1,786	684
Loss on derivative financial instruments (note 20 (c) )	3,754	805	4,285	2,945

	10,549	6,181	24,881	18,096

Earnings (loss) from operations before income taxes	3,938	(578)	18,962	(1,742)

Income tax expense (recovery) (note 18)

Current	223	219	868	655

Deferred	(16,688)	(2,161)	(17,302)	(5,032)

	(16,465)	(1,942)	(16,434)	(4,377)

Net earnings	20,403	1,364	35,396	2,635

Net earnings attributable to non controlling interests	819	104	3,466	315

Net earnings attributable to Algonquin Power & Utilities Corp.	$19,584	$1,260	$31,930	$2,320

Basic net earnings per share (note 17)	$0.16	$0.01	$0.29	$0.02

Diluted net earnings per share (note 17)	$0.16	$0.01	$0.28	$0.02

See accompanying notes to interim consolidated financial statements

Algonquin Power & Utilities Corp.

Interim Consolidated Statements of Cash Flows

(Unaudited)

( thousands of Canadian dollars )

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010

Cash provided by (used in):

Operating Activities:

Net earnings	$20,403	$1,364	$35,396	$2,635
Items not affecting cash:
Amortization of property, plant and equipment	9,547	9,083	29,205	27,080
Amortization of intangible assets	1,527	2,623	4,890	7,519
Other amortization	558	567	1,636	1,548
Deferred taxes	(16,688)	(2,161)	(17,302)	(5,032)
Unrealized loss (gain) on derivative financial instruments	3,074	(1,058)	1,518	(3,629)
Stock option expense	228	34	445	34
Unrealized foreign exchange loss (gain)	612	(1,046)	(81)	(831)

Changes in non-cash operating working capital (note 16)	10,543	(4,152)	9,377	(3,036)

	29,804	5,254	65,084	26,288

Financing Activities:

Cash dividends (note 15)	(7,748)	(5,703)	(20,236)	(13,192)
Cash distributions to non-controlling interest (note 13)	(105)	(107)	(346)	(318)
Issuance of common shares	—	—	27,700	—
Deferred financing costs	(1,453)	(62)	(2,876)	(153)
Increase in long-term liabilities	134,768	13,497	203,019	67,997
Decrease in long-term liabilities	(127,762)	(7,505)	(122,615)	(55,120)
Increase in other regulatory liabilities	65	—	2,007	—
Increase (decrease) in other long-term liabilities	2,405	(557)	4,989	(347)

	170	(437)	91,642	(1,133)

Investing Activities:

Decrease / (increase) in restricted cash	343	310	158	435
Decrease / (increase) in short-term investments	5,859	—	(4,744)	40,010
Increase in other assets	(834)	431	(3,146)	(351)
Distributions received in excess of equity income	(190)	487	2,940	885
Receipt of principal on notes receivable	110	104	1,059	304
Decrease/ (increase) in non-controlling interest	(22)	—	1,328	—
Proceeds from liquidation of Highground assets	734	—	1,073	170
Increase in long-term investments and notes receivable	—	(2,094)	(6,900)	(8,659)
Net additions to property, plant and equipment	(29,476)	(2,662)	(39,911)	(14,638)
Acquisitions of operating entities (note 3(a))	(132)	(692)	(98,226)	(43,094)

	(23,608)	(4,116)	(146,369)	(24,938)

Effect of exchange rate differences on cash	507	(2)	419	(8)

Increase in cash	6,873	699	10,776	209

Cash, beginning of the period	8,652	2,007	4,749	2,497

Cash, end of the period	$15,525	$2,706	$15,525	$2,706

Supplemental disclosure of cash flow information:

Cash paid during the period for interest expense	$2,070	$4,896	$19,116	$14,026
Cash paid during the period for income taxes	$145	$(206)	$192	$(81)
Non-cash transactions
Property, plant and equipment acquisitions in accruals	$6,699	$—	$6,699	$—
Property installed by developers and conveyed	$—	$86	$—	$974

See accompanying notes to interim consolidated financial statements

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

Algonquin Power & Utilities Corp. (“APUC” or the “Company”) is an incorporated entity under the Canada Business Corporations Act. APUC’s principal activity is the ownership of power generation facilities and water and energy utilities, through investments in securities of subsidiaries including corporations, limited partnerships and trusts which carry on these businesses. The activities of the subsidiaries may be financed through equity contributions, interest bearing notes and third party project debt as described in the notes to the consolidated financial statements.

APUC’s power generation business unit conducts business under the name Algonquin Power Co. (“APCo”), formerly Algonquin Power Income Fund. APCo owns or has interests in renewable energy facilities and thermal energy facilities representing more than 450 MW of installed electrical generation capacity. APUC’s Utility Services business unit conducts business under the name of Liberty Utilities Co (“Liberty Utilities”). The utility businesses owned by Liberty Utilities operate under rate regulation, generally overseen by the public utility commissions of the States in which they operate. As a result of the current and expected growth of Liberty Utilities, Liberty Utilities has elected to organize the management of its utility operations by geographic region rather than by line of business. As a result of this change, Liberty Utilities businesses operate under two separately managed regions – Liberty Utilities (South) (formerly known as Liberty Water) and Liberty Utilities (West) (formerly known as Liberty Energy - Calpeco). Liberty Utilities (South) currently owns a portfolio of utilities in the United States of America providing water or wastewater services in the states of Arizona, Texas, Missouri and Illinois. Liberty Utilities (West) currently owns a 50.001% interest in an electric distribution utility serving the Lake Tahoe region of California (the “California Utility”). APUC has announced an agreement to acquire, subject to regulatory approval, the remaining 49.999% interest in the California Utility (see note 3 (a)). Liberty Utilities has also announced an agreement to acquire, subject to regulatory approval, Granite State Electric Company, a New Hampshire electric distribution company, and EnergyNorth Natural Gas Inc., a regulated natural gas distribution utility (see note 3 (b)).

The regulated utility operating companies owned by Liberty Utilities are subject to regulation by the public utility commissions of the states in which they operate. The respective public utility commissions have jurisdiction with respect to rate, service, accounting procedures, issuance of securities, acquisitions and other matters. These utilities operate under cost-of-service regulation as administered by these state authorities. The utilities use a test year in the establishment of rates for the utility and pursuant to this method the determination of the rate of return on approved rate base and deemed capital structure, together with all reasonable and prudent costs, establishes the revenue requirement upon which each utility’s customer rates are determined.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

1.	Significant accounting policies:

(a)	Basis of preparation:

The unaudited interim consolidated financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP) and follow disclosures required per Regulation S-X Rule 10-10, Interim Financial Statements provided by the Securities and Exchange Commission (SEC) Guidance. These are the Company’s U.S. GAAP interim consolidated financial statements for part of the period covered by the first 2011 fiscal year U.S. GAAP annual financial statements. The consolidated interim financial statements do not include all of the information required for full annual financial statements.

The Company’s consolidated financial statements were prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) until December 31, 2010. These unaudited interim consolidated financial statements of APUC should be read in conjunction with the audited consolidated financial statements of APUC for the year ended December 31, 2010. Canadian GAAP differs in some areas from U.S. GAAP as was disclosed in the reconciliation to U.S. GAAP included in the audited annual financial statements for the year ended December 31, 2010. Descriptions of the effect of the transition from Canadian GAAP to U.S. GAAP on the Company’s financial position, financial performance and cash flows as at and for the two years ended December 31, 2010 are provided in note 24 of the audited consolidated financial statements for the year ended December 31, 2010. The accounting policies set out below have been consistently applied to all the periods presented. The comparative figures in respect of 2010 were restated to reflect the adoption of U.S. GAAP.

APUC’s operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results and, thus, one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results. APUC’s hydroelectric energy assets are primarily “run-of-river” and as such fluctuate with the natural water flows. During the winter and summer periods, flows are generally slower, while during the spring and fall periods flows are heavier. Algonquin’s water and wastewater utility assets revenues fluctuate depending on demand for water. During drier, hotter periods of the year, which occurs generally in the summer, demand for water is generally higher than during cooler, wetter periods of the year. During the winter period Liberty Energy (California) experiences higher demand for electricity than during the summer period since the utility serves a number of ski hills and resorts in the service territory.

(b)	Basis of consolidation:

The accompanying interim consolidated financial statements of APUC include the accounts of APUC and its wholly owned subsidiaries and variable interest entities (“VIE”) where the Company is the primary beneficiary. Long Sault is a hydroelectric generating facility in which APUC acquired its interest by way of subscribing to two notes from the original developers. The notes receivable effectively provide APUC the right to 100% of after tax cash flows of the facility up to 2013, 65% from 2014 to 2027 and 58% thereafter. The Company also has the right to acquire 58% of the equity in the facility at the end of the term of the notes in 2038. APUC has determined that the facility is a VIE, as the Company is the primary beneficiary and therefore the Long Sault entity is subject to consolidation by the Company.

Intercompany transactions and balances have been eliminated.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

1.	Significant accounting policies (continued):

(c)	Accounting for rate regulated operations:

APUC’s regulated utility operating companies qualify for the application of regulatory accounting treatment in accordance with the principles of U.S. Financial Accounting Standards Board ASC Topic 980 Regulated Operations (“ASC 980”). Under ASC 980, regulatory assets and liabilities that would not be recorded under U.S. GAAP for non-regulated entities are recorded to the extent that they represent probable future revenues or expenses associated with certain charges or credits that will be recovered from or refunded to customers through the rate making process. Management believes the existing regulatory assets are probable of recovery either because the Utilities received prior Regulator approval or due to regulatory precedent set for similar circumstances. Included in Note 7, Regulatory Assets & Liabilities are details of other regulatory assets and liabilities, and their current regulatory treatment

Under ASC 980, allowance for funds used during construction projects included in rate base is capitalized. This allowance is designed to enable a utility to capitalize financing costs during periods of construction of property subject to rate regulation. It represents the cost of borrowed funds (allowance for borrowed funds used during construction) and a return on other funds (allowance for equity funds used during construction).

The electric utility’s and the water utilities’ accounts are maintained in accordance with the Uniform System of Accounts prescribed by the FERC and NARUC, respectively.

(d)	Cash:

Cash consists of cash deposited at banks.

(e)	Short term investments:

Short term investments, consist of money market instruments with maturities commencing from October 2011 and are recorded at cost, which approximates current market value. Included in short term investments is an investment of $4,192 (U.S. $3,999) which is denominated in U.S. dollars (December 31, 2010 - $3,674 (U.S. $3,694)).

(f)	Restricted cash:

Restricted cash represent reserves and amounts set aside pursuant to requirements of various debt agreements. Cash reserves segregated from APUC’s cash balances are maintained in accounts administered by a separate agent and disclosed separately as restricted cash in these consolidated financial statements. APUC cannot access restricted cash without the prior authorization of parties not related to APUC.

(g)	Accounts receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customers’ financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. Account balances are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

1.	Significant accounting policies (continued):

(h)	Property, plant and equipment:

Property, plant and equipment, consisting of land, facilities and equipment, are recorded at cost. The costs of acquiring or constructing facilities together with the related interest costs during the period of construction are capitalized. Interest costs capitalized for Liberty Utilities also include the allowance for equity funds used during construction.

Improvements that increase or prolong the service life or capacity of an asset are capitalized. Maintenance and repair costs are expensed as incurred.

The facilities and equipment, which include the cost of major overhauls, are amortized on a straight-line basis over their estimated useful lives. For facilities these periods range from 6 to 65 years. Facility equipment and overhaul costs are amortized over 2 to 10 years.

Contributions in aid of construction represent amounts contributed by customers and governments for the cost of utility capital assets. It also includes amounts initially recorded as advances in aid of construction but where the advance repayment period has expired. These contributions are recorded as a reduction in the cost of utility capital assets, with subsequent depreciation calculated on the net cost.

In accordance with regulator-approved accounting policies, when depreciable property, plant and equipment of Liberty Utilities are replaced or retired, the original cost plus any removal costs incurred (net of salvage) are charged to accumulated depreciation with no gain or loss reflected in results of operations. Gains and losses will be charged to results of operation in the future through adjustments to depreciation expense. In the absence of regulator-approved accounting policies, gains and losses on the disposition of property, plant and equipment would be charged to net earnings as incurred.

(i)	Intangible assets:

Power sales contracts and energy sales contracts acquired in business combinations are amortized on a straight-line basis over the remaining term of the contract. These periods range from 6 to 25 years from date of acquisition for power sales contracts and 12 months for energy sales contracts.

Customer relationships acquired in business combinations are amortized on a straight-line basis over 40 years.

(j)	Impairment of long-lived assets:

APUC reviews property, plant and equipment and intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Recoverability is measured by comparing the carrying amount of an asset to undiscounted expected future cash flows. If the carrying amount exceeds the recoverable amount, the asset is written down to its fair value.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

1.	Significant accounting policies (continued):

(k)	Long-term investments and notes receivable:

Investments in which APUC has significant influence but not control or joint control are accounted using the equity method. APUC records its share in the income or loss of its investees in interest, dividend and other income in the Consolidated Statement of Operations. All other equity investments where APUC does not have significant influence or control are accounted for under the cost method. Under the cost method of accounting, investments are carried at cost and the carrying amounts are adjusted only for other-than-temporary declines in value and additional investments. Income is recorded when dividends are received.

Notes receivable are financial assets with fixed or determined payments that are not quoted in an active market. Notes receivable that exceed one year and bear interest at a market rate based on the customer’s credit quality are recorded at face value. Subsequent to acquisition, they are recorded at amortized cost using the effective interest method. The Company acquired these notes receivable as long-term investments and does not intend to sell these instruments prior to maturity.

An allowance for impairment loss on notes receivable is recorded if it is expected that the Company will not collect all principal and interest contractually due. The impairment is measured based on the present value of expected future cash flows discounted at the note’s effective interest rate. The Company does not accrue interest when a note is considered impaired. When ultimate collectability of the principal balance of the impaired note is in doubt, all cash receipts on impaired notes are applied to reduce the principal amount of such notes until the principal has been recovered and are recognized as interest income thereafter. Impairment losses are charged against the allowance and increases in the allowance are charged to bad debt expense. Notes are written off against the allowance when all possible means of collection have been exhausted and the potential for recovery is considered remote.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

1.	Significant accounting policies (continued):

(l)	Other long-term liabilities:

Other long-term liabilities include advances in aid of construction. Certain of APUC’s water, wastewater and electric utilities are periodically provided with advances through contributions from customers, real estate developers and builders for water, sewage and transmission line extensions in order to extend water, sewer and power service to their properties. The amounts advanced are generally repayable over a prescribed period based on revenues generated by the housing or development in the area being developed as new customers are connected to and take service from the utilities. Generally, advances not refunded within the prescribed period are not required to be repaid. These amounts are recorded as Advances in Aid of Construction in other long-term liabilities. After all refunds are made, any remaining unpaid balance is transferred to contributions in aid of construction.

Other long-term liabilities also include deferred water rights. Deferred water rights are related to a hydroelectric generating facility which has a fifty year water lease with the first ten years of the water lease requiring no payment which is a form of lease inducement. An annual average rate for water rights was estimated for the entire life of the lease and that average rate is being expensed over the lease term. The result of this policy is that the deferred water rights inducement amount recorded in the first ten years is being drawn down in the last forty years.

Other long term liabilities also include customer deposits. Customer deposits result from the Liberty Utilities’ obligation by state regulators to collect a deposit from customers of its facilities under certain circumstances when services are connected. The deposits are refundable as allowed under the facilities’ regulatory agreement.

(m)	Recognition of revenue:

Revenue derived from energy generation sales, which are mostly under long-term power purchase contracts, is recorded at the time electrical energy is delivered.

Water reclamation and distribution revenues are recorded when water is processed or delivered to customers.

Revenue from waste disposal is recognized on actual tonnage of waste delivered to the plant at prices specified in the contract. Certain contracts include price reductions if specified thresholds are exceeded. Revenue for these contracts is recognized based on actual tonnage at the expected price for the contract year.

Revenues related utility energy sales and distribution are recorded based on metered energy consumptions by customers, which occurs on a systematic basis throughout a month, rather than when the service is rendered or energy is delivered. At the end of each month, the energy delivered to the customers from the date of their last meter read to the end of the month is estimated and the corresponding unbilled revenues are calculated. These estimates of unbilled sales and revenues are based on the ratio of billable days versus unbilled days, amount of energy procured and generated during that month, historical customer class usage patterns, line loss and current tariffs.

Accounts receivable as of September 30, 2011, include unbilled receivables of $8,224 (December 31, 2010 - $1,560). Interest from long-term investments is recorded as earned.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

1.	Significant accounting policies: (continued)

(n)	Foreign currency translation:

The Company’s reporting currency is the Canadian dollar.

The Company’s US operations are determined to have the U.S. dollar functional currency since the preponderance of operating, financing and investing transactions are denominated in U.S. dollars. The financial statements of these operations are translated into Canadian dollars using the current rate method, whereby assets and liabilities are translated at the rate prevailing at the balance sheet date while revenues and expenses are converted using average rates for the period. Unrealized gains or losses arising as a result of the translation of the financial statements of these entities are reported as a component of other comprehensive income (“OCI”) and are accumulated in a component of equity on the balance sheet and are not recorded in income unless there is a complete liquidation of the investment.

(o)	Asset retirement obligations:

The fair value of estimated asset retirement obligations is recognized in the consolidated balance sheet when identified and a reasonable estimate of fair value can be made. The asset retirement cost, equal to the estimated fair value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset. The asset retirement costs are depreciated over the asset’s estimated useful life and are included in amortization expense on the Consolidated Statements of Operations. Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion of asset retirement obligation in the Consolidated Statements of Operations. Actual expenditures incurred are charged against the accumulated obligation. Based on APUC’s assessments the Company does not have any significant asset retirement obligations and therefore no provision for retirement obligations have been recorded.

(p)	Income taxes:

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against deferred tax assets to the extent that it is considered more likely than not that the deferred tax asset will not be realized. The effect on deferred assets and liabilities of a change in tax rates is recognized in earnings in the year that includes the date of enactment.

The organizational structure of APUC and its subsidiaries is complex and the related tax interpretations, regulations and legislation in the tax jurisdictions in which they operate are continually changing. As a result, there can be tax matters that have uncertain tax positions. The Company follows the FASB ASC 740-10 Interpretation No., “Accounting for uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109”. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

1.	Significant accounting policies (continued):

(q)	Financial instruments and derivatives:

APUC has classified its cash, short term investments, accounts receivable, restricted cash, accounts payable and accrued liabilities and dividends payable as held-for-trading, which are measured at fair value. Notes receivable are classified as loans and receivables, which are measured at amortized cost as there is no liquid market for these investments. Long-term liabilities, convertible debentures, and other long-term liabilities are classified as other financial liabilities, which are measured at amortized cost, using the effective interest method.

Transaction costs that are directly attributable to the acquisition of financial assets are accounted for as part of the respective asset’s carrying value at inception. Transaction costs for items classified as held-for-trading are expensed immediately. Transaction costs that are directly attributable to the issuance of financial liabilities, costs of arranging the Company’s credit facility and costs considered as commitment fees paid to financial institutions are recorded in deferred financing costs. Deferred financing costs relating to term debt are amortized using the effective interest method while deferred financing costs relating to revolving credit facilities are amortized on a straight-line basis over the term of the facility.

Unrealized holding gains and losses on trading securities are included in earnings. A decline in the market value of any held-to-maturity security below cost that is deemed to be other-than-temporary results in an impairment to reduce the carrying amount to fair value. To determine whether an impairment is other-than-temporary, the Company considers all available information relevant to the collectability of the security, including past events, current conditions, and reasonable and supportable forecasts when developing estimate of cash flows expected to be collected. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in.

The Company uses derivative financial instruments as one method to manage exposures to fluctuations in exchange rates, interest rates and commodity prices. APUC recognizes all derivative instruments as either assets or liabilities in the Consolidated Balance Sheet at their respective fair values and the change in fair value is included in the Consolidated Statements of Operations. None of the derivatives were designated in hedging relationships for accounting purposes.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

1.	Significant accounting policies: (continued)

(r)	Fair Value Measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

(s)	Stock Based Compensation

The Company recognizes all employee stock-based compensation as a cost in the financial statements. Equity classified awards are measured at the grant date fair value of the award. The Company estimates grant date fair value using the Black-Scholes option pricing model. The estimated fair value of the options, including the effect of estimated forfeitures, is recognized as expense on a straight line basis over the options’ vesting period while ensuring the cumulative amount of compensation cost recognized at least equals the value of the vested portion of the award at that date.

(t)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates. During the years presented, management has made a number of estimates and valuation assumptions, including the useful lives and recoverability of property, plant and equipment and intangible assets, the recoverability of notes receivable and long-term investments, the recoverability of deferred tax assets, assessments of asset retirement obligations, and the fair value of financial instruments, derivatives and stock options. These estimates and valuation assumptions are based on present conditions and management’s planned course of action, as well as assumptions about future business and economic conditions. Should the underlying valuation assumptions and estimates change, the recorded amounts could change by a material amount.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

2.	Recently issued accounting pronouncements

(a) Recently Adopted Accounting Pronouncements

In December 2010, the FASB issued ASC update No. 2010-28, “Intangibles-Goodwill and Other (Topic 350), When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts, a consensus of the FASB Emerging Issues Task Force.” This amendment modifies guidance for Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. The adoption of this update did not have a material impact on the Company’s financial statements.

In December 2010, the FASB issued ASC update No. 2010-29, “Business Combinations (Topic 805), Disclosure of Supplementary Pro Forma Information for Business Combinations, a consensus of the FASB Emerging Issues Task Force.” This amendment clarifies the periods for which pro forma financial information is presented. The adoption of this update did not have a material impact on the Company’s financial statements.

(b) Recent Accounting Guidance Not Yet Adopted

In September 2011, the FASB issued ASC update No. 2011-08 “Intangibles-Goodwill and Other (Topic 350), Testing Goodwill for Impairment”. This Update revises how an entity tests goodwill for impairment. The new guidance allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity is no longer required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This guidance is effective for the Company’s quarter ending March 31, 2012, but the Company intends to early adopt for the financial statements for the year ending December 31, 2011 as allowed under the guidance. The Company believes there will be no material impact on the Company’s financial statements from the adoption of these amendments.

In June 2011, the FASB issued ASC update No. 2011-05 “Comprehensive income (Topic 220)”. This Update provides accounting guidance on presentation of comprehensive income. The new guidance eliminates the current option to report OCI and its components in the statement of changes in stockholders’ equity. The new guidance requires the changes in OCI be presented either in a single continuous statement of net income and OCI or in two separate but consecutive statements. The new guidance will be effective for the Company’s quarter ending March 31, 2012, but the Company intends to early adopt during its annual financial statements for the year ending December 31, 2011 as allowed under the guidance. The amendments will result in presentation changes only in the financial statements

In May 2011, the FASB issued ASC update No. 2011-04 “Fair Value Measurement (Topic 820)”. This Update amends the accounting and disclosure requirements for fair value measurements. The new guidance expands the disclosures about fair value measurements categorized within Level 3 of the fair value hierarchy and requires categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial position but for which the fair value is required to be disclosed. The new guidance will be effective for the Company’s quarter ending March 31, 2012, will be applied prospectively. Other than requiring additional disclosures, the adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial statements.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

3.	Acquisitions

(a)	Acquisition of electrical generation and regulated distribution utility

On January 1, 2011, APUC and Emera Inc. (“Emera”) closed the acquisition of the “California Utility” for a purchase price of approximately $136,768 (US $137,510), subject to a final post-closing purchase price adjustment. APUC owns 50.001% of shares of California Pacific Utility Ventures LLC, which acquired the California Utility through its wholly owned subsidiary Liberty Energy (California) and has concluded it controls the acquired entity. Liberty Energy (California) provides electric distribution service to approximately 47,000 customers in the Lake Tahoe region. The other 49.999% of the shares were acquired by Emera in the same transaction. The acquisition has been accounted for using the acquisition method, with earnings from operations consolidated since the date of acquisition.

The following table summarizes the preliminary allocation of the assets acquired and liabilities assumed at the acquisition date, as well as the fair value at the acquisition date of the non-controlling interest in Liberty Energy (California):

Working capital	$8,964
Property, plant and equipment	146,064
Goodwill	10,325
Current portion of other long-term liabilities	(671)
Other long-term liabilities	(12,422)
Regulatory liabilities	(16,918)

Total net assets acquired	$135,342

During the third quarter approximately $1,426 of property, plant and equipment related to the California Utility was deemed to have been acquired by the California Utility after the acquisition date and as a result excluded from the purchase price allocation. Emera’s share of this additional property, plant and equipment of approximately $713 is recorded as reduction in non-controlling interest as per the terms of the agreement. The acquisition was funded as follows:

Contribution of equity by APUC in 2011	$29,073
Contribution of equity by APUC in 2010	3,787
Non-controlling interest portion of purchase price paid by Emera	32,860
Debt financing	69,622

Total acquisition cost	135,342

As a result the total consideration payable by APUC in 2011 is $98,965.

In connection with the acquisition, the Company issued 8,523,000 shares at a price of $3.25 per share to Emera pursuant to a subscription receipt agreement. The $27,700 cash proceeds of the subscription receipts were used to fund a portion of the cost of acquisition of the California Utility.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

3.	Acquisitions (continued)

(a)	Acquisition of electrical generation and regulated distribution utility (continued):

The determination of the fair value of assets and liabilities acquired has been based upon management’s preliminary estimates and certain assumptions with respect to the fair values of the assets acquired and liabilities assumed. The Company has not completed all of the fair value measurements at September 30, 2011. In particular, the fair values of the acquired property, plant and equipment, and long-term liabilities are provisional pending completion of the final valuations.

In addition, the purchase agreements provides for a final purchase price adjustment based on final agreed working capital and rate base balances at the acquisition date. The Company will continue to review information and perform further analysis prior to finalizing the allocation of the purchase price. The actual fair values of the assets and liabilities will be determined as of the date of acquisition and may differ from the amounts noted above in the preliminary purchase price allocation.

Goodwill is calculated as the excess of the purchase price over the fair value of net assets acquired and the contributing factors to the amount recorded include expected future cash flows, potential operational synergies, the utilization of technology, and cost savings opportunities in the delivery of certain shared administrative and other services. All of the goodwill was allocated to the Liberty Utilities (West) segment.

Property, plant & equipment of Liberty Energy (California) are amortized on a straight line basis, ranging from 6 to 65 years in accordance with the regulatory requirements.

The Company recorded $2,595 in total acquisition costs relating to the Liberty Energy (California) acquisition of which $22 (2010 - $364) and $385 (2010 - $692) were incurred in the three and nine months ended September 30, 2011 respectively. All such costs have been expensed in the financial statements.

Liberty Energy (California) contributed revenue of $16,663 and $56,082 and earnings of $551 and $5,800 to the Company’s results for the three and nine months ended September 30, 2011. The disclosure of pro forma revenue and earnings related to 2010 is impracticable since the assets acquired were part of a division and the operating costs were subject to extensive allocation.

During the three and nine months ended September 30, 2011, non-controlling interests increased by $0 and $1,350 respectively due to contributions made by the non-controlling interest for Emera’s share of additional property, plant and equipment acquired during the period relating to the acquisition.

On April 29, 2011, Emera agreed to sell its 49.999% interest in Liberty Energy (California) to APUC in exchange for 8,211,000 shares of APUC. The transaction is subject to regulatory approval and is expected to close in 2012.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

3.	Acquisitions (continued)

(b)	Acquisition of Regulated Water Utility Assets

On September 20, 2011, Liberty Utilities (South) completed the acquisition of the water utility assets of Noel Water Co., Inc. (“Noel”). The acquisition has been accounted for using the acquisition method, with earnings from operations consolidated since the date of acquisition.

Total acquisition cost amounted to $903, which was paid in cash. The following assets were acquired at fair values: working capital of $28, and, property plant and equipment of $729. Goodwill amounting to $146 was recognized.

On November 9, 2011, Liberty Utilities (South) completed the acquisition of the water utility assets of KMB Utility Corporation (“KMB”) for total consideration of US$353.

Both utilities are located in the state of Missouri.

(c)	Agreement to Acquire New Hampshire Electric and Gas Utilities

On December 9, 2010 APUC announced that Liberty Utilities had entered into agreements to acquire all issued and outstanding shares of Granite State Electric Company, a regulated electric utility, and EnergyNorth Natural Gas Inc. a regulated natural gas utility from National Grid USA (“National Grid”) for total cash consideration of US $285,000 plus working capital and subject to final closing adjustment.

In connection with these acquisitions, Emera has agreed to a treasury subscription of subscription receipts convertible into 12,000,000 APUC common shares upon closing of the transactions at a purchase price of $5.00 per share. The receipt of cash from Emera and issuance of the shares is contingent on closing of these acquisitions and consequently the subscription receipts have not been recorded in the financial statements.

Closing of the transaction is subject to certain conditions including state and federal regulatory approval, and is expected to occur in 2012.

(d)	Agreement to Acquire Mid-west Gas Utilities

On May 13, 2011, APUC announced that Liberty Utilities has entered into an agreement with Atmos Energy Corporation (“Atmos Energy”) to acquire certain regulated natural gas distribution utility assets (the “Mid-west Utilities”) located in Missouri, Iowa, and Illinois. Total purchase price for the Mid-west Utilities is approximately U.S. $124,000 , subject to certain working capital and other closing adjustments.

Closing of the transaction is subject to certain conditions including state and federal regulatory approval, and is expected to occur in 2012.

(e)	Investment in Northeast Wind Projects

On April 30, 2011, APUC, together with Emera and First Wind Holdings, LLC (“First Wind”), entered into an agreement to jointly construct, own and operate wind energy projects in the Northeastern U.S. through a newly formed operating company. First Wind has a 370 MW portfolio of wind energy projects in the Northeast U.S. including six operating projects and one project near operation. These assets will become part of an operating company of which First Wind will own 51% and, Emera and APUC through a separate joint venture (“Northeast Wind”), will own 49% of the operating company.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

3.	Acquisitions (continued)

(e)	Investment in Northeast Wind Projects (continued)

Northeast Wind will invest approximately US$333,000 in the operating company including a loan in the amount of US$150,000 to acquire the 49% ownership of the operating company. APUC’s investment in Northeast Wind will be approximately US$83,000 for a 25% ownership interest.

In connection with these acquisitions, Emera has agreed to a treasury subscription of subscription receipts convertible into 6,900,000 APUC common shares upon closing of the transactions at a purchase price of $5.37 per share. The receipt of cash from Emera and issuance of the shares is conditional on and is planned to occur simultaneously with the closing of these acquisitions and consequently the subscription receipts have not been recorded in the financial statements.

(f)	Acquisition of Hydroelectric Generation Assets (“Tinker Acquisition”)

On January 12, 2010, APUC acquired certain electrical generating facility assets located in New Brunswick and Maine. The acquisition consisted of three hydroelectric generating stations, most notably the 34.5MW Tinker Hydroelectric station located on the Aroostook River near the Town of Perth-Andover, New Brunswick. The acquisition also included five thermal generating stations and certain regulated New Brunswick Independent System Operator transmission lines located in proximity to the generating facilities. In connection with the Tinker Acquisition, on February 4, 2010, APUC also acquired a related energy services business (“Energy Services Business”). The Energy Services Business retails the electricity generated by the Tinker facilities to commercial and industrial customers in northern Maine.

The total purchase price was $40,281. The acquisition has been accounted for using the acquisition method, with earnings from operations included since the date of acquisition.

The consideration paid by APUC has been allocated to net assets acquired as follows:

Working capital (net of cash received of $1)	$69
Property, plant and equipment	40,427
Intangible asset – energy sales contracts	4,421
Non-current deferred income tax liability	(1,262)
Derivative liability – energy forward purchase contracts	(3,374)

Total cash consideration	$40,281

The allocation of the purchase price has been based upon the fair values of the assets and liabilities as of the date of acquisition.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

3.	Acquisitions (continued)

(g)	Acquisition of Water Utility System (“the Galveston Utility”)

On March 17, 2010 Liberty Water, a wholly owned subsidiary of APUC, acquired a water distribution and wastewater collection system located near Galveston, Texas for a total purchase price of $2,038. The Galveston Utility provides water distribution and wastewater collection services to approximately 260 equivalent residential connections.

The acquisition has been accounted for using the acquisition method, with earnings from operations included since the date of acquisition.

The consideration paid by APUC has been allocated to net assets acquired as follows:

Property, plant and equipment	$2,023
Intangible asset	15

Total cash consideration	$2,038

4.	Long-term investments and notes receivable

(a)	Red Lily I

On April 19, 2010, the Company entered into agreements to provide development, construction, operation and supervision services related to the construction, commissioning and operation of a 26.4 megawatt wind energy facility (“Red Lily I”) in south-eastern Saskatchewan.

The equity in Red Lily I (“the Partnership”) is owned by an independent investor. The Company’s investment in Red Lily I is in the form of participation in a portion of the senior debt facility, and a subordinated debt facility to the Partnership. APUC’s commitment under the senior debt facility is to advance up to $13,000 of the Tranche 2 senior debt. The third party lender has also committed to provide $31,000 of senior debt to the Partnership. The senior debt will earn an interest rate of 6.31% and will mature five years following commissioning of the project. The senior debt is secured by substantially all the assets of the Partnership.

A second tranche of subordinated debt for an amount equal to the amounts outstanding on Tranche 2 of the senior debt but no greater than $17,000 will be advanced five years following commissioning of the project. The proceeds from this additional subordinated debt are required to be used to repay Tranche 2 of the Partnership’s senior debt, including APUC’s portion. The subordinated debt earns an interest rate of 12.5%, the principal matures 25 years following commissioning of the project but is repayable by Red Lily in whole or in part at any time after five years, without a pre-payment premium. The subordinated debt is secured by substantially all the assets of the Partnership but is subordinated to the senior debt.

In connection with the subordinated debt facility, the Company has been granted an option to subscribe for a 75% equity interest in the Partnership in exchange for the outstanding amount on its subordinated debt of up to $19,500, exercisable for a period of 90 days commencing five years from the date of commissioning of the project.

During the three and nine months ended September 30, 2011, APUC advanced $0 and $6,900 respectively of the senior debt to the Red Lily Partnership. As of September 30, 2011 APUC has funded a total of $13,000 (December 31, 2010 - $6,100) of the senior debt and $6,565 (December 31, 2010 - $6,565) of the subordinated debt.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

5.	Property, plant and equipment

Property, plant and equipment consist of the following:

September 30, 2011
	Cost	Accumulated depreciation	Net book value
Land	$12,371	$—	$12,371
Facilities	1,075,333	229,440	845,893
Equipment	146,316	52,987	93,329

	$1,234,020	$282,427	$951,593

December 31, 2010
	Cost	Accumulated depreciation	Net book value
Land	$11,976	$—	$11,976
Facilities	948,789	226,437	722,352
Equipment	48,720	21,309	27,411

	$1,009,485	$247,746	$761,739

In August 2011, hurricane Irene impacted four of our hydro facilities, with flooding causing damage to structures and roadways. As a result, two small facilities with total net book value of $2,580 have been taken offline. The Company is currently assessing the financial impact, extent of insurance coverage and our plans for future operations of these facilities

6.	Intangible assets

Intangible assets consist of the following:

September 30, 2011
	Cost	Accumulated amortization	Net book value

Power sales contracts	$93,079	$38,310	$54,769
Customer relationships	19,825	3,443	16,382
Energy sales contract	4,456	4,456	—
Licenses and agreements	683	683	—

	$118,043	$46,892	$71,151

December 31, 2010
	Cost	Accumulated amortization	Net book value

Power sales contracts	$102,980	$45,345	$57,635
Customer relationships	18,811	2,912	15,899
Energy sales contract	4,228	3,876	352
Licenses and agreements	683	683	—

	$126,702	$52,816	$73,886

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

7.	Regulatory assets and liabilities

Regulatory assets and liabilities consist of the following:

	Receiving Regulatory Treatment	Pending Regulatory Treatment	September 30, 2011	December 31, 2010

Regulatory assets:

Rate case costs (i)	$2,353	$—	$2,353	$2,164

Alternative revenue program (ii)	2,426	—	2,426	320

Water testing costs (iii)	79	—	79	—

Total regulatory assets	4,858	—	4,858	2,484

Regulatory liability:

Deferred energy cost (iv)	$(5,673)	$—	$(5,673)	$—

Cost of removal (v)	(14,308)	—	(14,308)	—

Total regulatory liabilities	$(19,981)	—	$(19,981)	$—

(i)	Deferred rate case costs

Deferred rate case costs relate to costs incurred by APUC’s utilities to file, prosecute and defend rate case applications and which the utility expects to receive prospective recovery through its rates approved by the regulators. Under ASC 980 these costs are capitalized and amortized over the period of rate recovery granted by the regulator of approximately three years. The Company does not earn a return on these amounts but gets recovery of these costs in rates over the periods prescribed by the regulator.

(ii)	Alternative revenue program

A rate decision by the regulator of one of Liberty Water’s utilities has ordered a phase-in of the rate increases it has granted wherein the full rate increase will be phased in over a 12 month period. The phase-in will also include a surcharge mechanism that ensures the utility is not disadvantaged by the phase in of the new rates. The details around the phase-in mechanism are the subject of a separate regulatory proceeding that is expected to conclude prior to the end of the phase in period in 2011. The Company does not earn a return on these amounts but gets recovery of these costs in rates over the periods prescribed by the regulator.

(iii)	Water testing costs

Water testing costs consist of certain expenses associated with some water testing costs ordered by the regulator. These costs are allowed to be recovered in rates in future periods. The regulatory asset associated with these costs is amortized over the period of rate recovery granted by the regulator. The Company does not earn a return on these amounts but gets recovery of these costs in rates over the periods prescribed by the regulator.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

7.	Regulatory assets and liabilities (continued)

(iv)	Deferred Energy Accounting

Certain state statutes permit regulated utilities to adopt deferred energy accounting procedures. The intent of these procedures is to ease the effect on customers of fluctuations in the cost of purchased gas, fuel and purchased power.

Under deferred energy accounting, to the extent actual fuel and purchased power costs exceed fuel and purchased power costs recoverable through current rates that excess is not recorded as a current expense on the statement of operations but rather is deferred and recorded as a regulatory asset on the balance sheet in accordance with the provisions of the Regulated Operations Topic of the FASB. Conversely, a regulatory liability is recorded to the extent fuel and purchased power costs recoverable through current rates exceed actual fuel and purchased power costs. These excess amounts are reflected in adjustments to rates and recorded as revenue or expense in future time periods, subject to regulatory review.

The Utilities also record and are eligible under the statute to recover a carrying charge on such deferred balances.

(v)	Cost of removal

In addition to the legal asset retirement obligations booked under the accounting guidance for asset retirement obligations, the Utilities have accrued for the cost of removing non-contractual retirement obligations of other electric assets. This treatment is as required by the regulators.

8.	Long-term liabilities

In February 2011, APCo renewed its senior secured revolving credit facility in the maximum amount of $142,000 (the “Facility”) for a three year term with its Canadian bank syndicate. The Facility now has a maturity date of February 14, 2014. Refinancing costs and fees related to the renewal of $1,081 have been recorded as deferred financing costs in the period. On July 25, 2011, in conjunction with the APCo debenture offering discussed below, the maximum availability on the senior revolving facility was reduced to $120,000.

The Liberty Energy (California) acquisition (note 3(a)) was funded in part with proceeds of a U.S.$70,000 senior unsecured private debt placement consisting of U.S. $45,000 bearing an interest rate of 5.19% maturing December 29, 2020 and U.S. $25,000 bearing an interest rate of 5.59% maturing December 29, 2025. The notes are interest only, payable semi-annually. Financing costs of $1,069 incurred with respect to this placement have been recorded in deferred financing costs.

On July 25, 2011 APUC completed a $135,000 private placement debt financing commitment at a price of $998.28 per $1,000 principal amount of debenture for its subsidiary, APCo. The notes are senior unsecured with a seven year maturity date of July 25, 2018 and bears interest at 5.5%. The notes are interest only, payable semi-annually in arrears, commencing January 25, 2012. APCo incurred deferred financing costs of $1,550, which is amortized to interest expense over the term of the loan using the effective interest rate method. The net proceeds of this financing were used to retire the project debt related to the St. Leon facility (Air Source Senior Debt Financing) and to reduce amounts outstanding on APCo’s senior secured revolving credit facility. As of September 30, 2011, the Company had accrued $1,383 in interest payable.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

9.	Convertible Debentures

	Series 1A	Series 2A	Series 3	Total

Maturity date	2014 November 30	2016 November 30	2017 June 30

Interest rate	7.50%	6.35%	7.00%

Conversion price per share	$4.08	$6.00	$4.20

Carrying value at December 31, 2010	$59,156	$59,698	$62,905	$181,759

Conversion to shares (Note 12), net of costs	(59,449)	—	(205)	(59,654)

Accretion of discount and conversion option	293	29	—	322

Carrying value at September 30, 2011	$—	$59,727	$62,700	$122,427

Face value at September 30, 2011	$—	$59,967	$62,700	$122,667

On May 16, 2011 (“Redemption Date”), APUC redeemed all of the issued and outstanding Series 1A Debentures. Between April 1, 2011 and the Redemption Date, a principal amount of $60,266 of Series 1A Debentures were converted into 14,771,185 shares of APUC. APUC redeemed the remaining Series 1A Debentures by issuing and delivering 430,666 APUC shares. On September 30, 2011, as a result of the Redemption there were no Series 1A Debentures outstanding.

During the nine month period ended September 30, 2011, $205 principal amount of Series 3 Debentures were converted at the option of the holders at a price of $4.20 for each share into 48,807 shares of APUC.

10.	Other long-term liabilities

Other long term liabilities consist of the following:

	September 30, 2011	December 31, 2010

Advances in aid of construction (note 1(l))	$76,903	$55,115
Contingent consideration	1,172	1,198
Deferred water rights inducement	2,947	3,008
Customer deposits	2,986	1,985
Capital Leases
Obligation for equipment leases. Interest rates varying from 1.90% to 5.80%, monthly interest and principal payments with varying dates of maturity from March 2012 to December 2014	569	535
Other	5,273	5,099

	89,850	66,940
Less: current portion	(1,849)	(1,011)

	$88,001	$65,929

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

11.	Comprehensive Income

The following table summarizes the allocation of total comprehensive income between shareholders of APUC and non-controlling interests:

		Non-	Three months ended
	APUC	controlling	September 30,	September 30,
	shareholders	interests	2011	2010

Consolidated net income	19,584	819	20,403	1,364
Attributions to St Leon Class B Unit holders	—	(104)	(104)	(104)
OCI:
Net foreign currency translation gain	19,503	3,184	23,289	(8,915)

Total comprehensive income	39,087	3,899	43,588	7,655

		Non-	Nine months ended
	APUC	controlling	September 30,	September 30,
	shareholders	interests	2011	2010

Consolidated net income	31,930	3,466	35,396	2,635
Attributions to St Leon Class B Unit holders	—	(346)	(346)	(315)
OCI:
Net foreign currency translation gain (loss)	12,828	2,083	14,911	(43,058)

Total comprehensive income (loss)	44,758	5,203	49,961	(40,738)

12.	Shareholders’ Equity

Number of common shares:

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010

Common shares, beginning of period	119,199,940	95,099,989	95,422,778	95,099,989

Conversion and redemption of convertible debentures (note 9)	14,284	—	15,268,446	—
Issuance of shares (note 3(a))	—	—	8,523,000	—

Common shares, end of period	119,214,224	95,099,989	119,214,224	95,099,989

The following tables provide a reconciliation of the beginning and the ending carrying amounts of total equity, equity attributable to APUC shareholders, and equity attributable to non-controlling interest.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

12.	Shareholders’ Equity (continued)

For the nine months ended September 30, 2011:

		Equity
		component
		of	Additional			Non-
	Common	convertible	paid-in	Accumulated	Accumulated	controlling
	shares	debentures	capital	deficit	OCI	interests	Total

Balance, December 31, 2010	$795,329	$1,504	$108	$(358,542)	$(99,845)	—	$338,554

Dividends declared to APUC shareholders	—	—	—	(22,856)	—	—	(22,856)

Conversion and redemption of convertible debentures	59,834	(815)	—	—	—	—	59,019

Issuance of common shares	27,700	—	—	—	—	—	27,700

Stock compensation expense	—	—	445	—	—	—	445

Acquisition of Liberty Energy (California)	—	—	—	—	—	34,187	34,187

Amounts received in connection with Highground transaction (note 13)	1,073	—	—	—	—	—	1,073

Comprehensive income	—	—	—	31,930	12,828	5,203	49,961

Balance, September 30, 2011	$883,936	$689	$553	$(349,468)	$(87,017)	$39,390	$488,083

For the nine months ended September 30, 2010:

		Equity
		component
		of	Additional			Non-
	Common	convertible	paid-in	Accumulated	Accumulated	controlling
	shares	debentures	capital	deficit	OCI	interests	Total

Balance, December 31, 2009	$785,828	$1,487	—	$(352,219)	$(48,712)	—	$386,384

Dividends declared to APUC shareholders	—	—	—	(17,040)	—	—	(17,040)

Conversion and redemption of convertible debentures	3,290	(46)	—	—	—	—	3,244

Stock compensation expense	—	—	34	—	—	—	34

Amounts received in connection with Highground transaction (note 13)	170	—	—	—	—	—	170

Issuance pursuant to management internalization	4,763	—	—	—	—	—	4,763

Comprehensive income (loss)	—	—	—	2,319	(43,058)	—	(40,739)

Balance, September 30, 2010	$794,051	$1,441	$34	$(366,940)	$(91,770)	—	$336,816

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

12.	Shareholders’ Equity (continued)

Stock Option Plan

On March 22, 2011, the board of directors of APUC (“Board”) approved the grant of 892,107 options to senior executives of the Company. The options allow for the purchase of common shares at a price of $5.23, the market price of the underlying common share at the date of grant. One-third of the options vest on each of January 1, 2012, 2013 and 2014. Options may be exercised up to eight years following the date of grant.

On June 21, 2011, the Board approved the grant of 171,642 options to a senior executive of APCo. The options allow for the purchase of common shares at a price of $5.64, the market price of the underlying common share at the date of grant. One-third of the options vest on each of January 1, 2012, 2013 and 2014. Options may be exercised up to eight years following the date of grant.

On July 28, 2011 the Board approved the grant of 90,909 options to a senior executive of APUC. The options allow for the purchase of common shares at a price of $5.74, the market price of the underlying common share at the date of grant. One-third of the options vest on each of January 1, 2012, 2013 and 2014. Options may be exercised up to eight years following the date of the grant.

On September 13, 2011 the Board approved the grant of 172,242 options to a senior executive of Liberty Utilities. The options allow for the purchase of common shares at a price of $5.68, the market price of the underlying common share at the date of grant. One-third of the options vest on each of January 1, 2012, 2013 and 2014. Options may be exercised up to eight years following the date of the grant.

The Company determines the fair value of options granted using the Black-Scholes option-pricing model. The following assumptions were used in determining the fair value of share options granted:

	2011	2010

Risk-free Interest	2.1%-3.3%	2.9%
Expected Volatility	28.2%-36.9%	29.2%
Expected dividend yield	4.4%-5.9%	5.9%
Expected Life	8 years	8 years

Weighted average grant date fair value per option	$0.99	$0.61

The risk-free interest rate is based on the zero-coupon Canada Government bond with a similar term to the expected life of the options at the grant date. Expected volatility was estimated based on the adjusted historic volatility of the Company’s shares. The expected life was estimated to equal the contractual life of the options. The dividend yield rate was based upon recent historical rates in dividends of our shares.

For the three and nine month period ended September 30, 2011, APUC recorded, respectively $228 and $445 (2010 - $34 and $34), in compensation expense. As at September 30, 2011, there was $1,460 of total unrecognized compensation costs related to stock options granted under the Plan. The cost is expected to be recognized over a period of 2.0 years.

As at September 30, 2011, 386,735 options with an intrinsic value of $657 are exercisable. No share options were exercised in 2011 or 2010. The intrinsic value of the 2,487,104 options as at September 30, 2011 was $2,468.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

12.	Shareholders’ Equity (continued)

Performance Share Units

In October 2011, the Company issued 28,370 performance share units (PSUs) to its employees as part of the Company’s long-term incentive program. At the end of the three-year performance periods, the number of shares vested can range from 0% to 144% of the number of PSUs granted. Dividends accumulate during vesting period and are converted to PSUs based on the market value of the shares on that date. None of these PSUs have voting rights. Any PSUs not vested at the end of a performance period will expire. The PSUs provide for settlement in cash or shares at the election of the Company. As the Company does not expect to settle these instruments in cash, these PSUs will be accounted for as equity awards. Compensation expense associated with PSUs is recognized ratably over the performance period based on the Company’s estimated achievement of the established metrics. Compensation expense for awards with performance conditions will only be recognized for those awards for which it is probable that the performance conditions will be achieved and which are expected to vest. The compensation expense will be estimated based upon an assessment of the probability that the performance metrics will be achieved and anticipated vesting percentage.

Employee Share Purchase Plan

In September 2011, the Company approved an employee share purchase plan (ESPP) commencing in October 2011. Eligible employees may have a portion of their earnings withheld to be used to purchase the Company’s common shares. The Company will match up to 20% of employee contribution amount for the first five thousand dollars per employee contributed annually and 10% of employee contribution amount for contributions over five thousand dollars up to ten thousand dollars annually. Shares purchased through the Company match portion vest over a one year period. At the Company’s option, the shares may be (i) issued to participants from treasury at the average share price or (ii) acquired on behalf of participants by purchases through the facilities of the TSX by an independent broker. The aggregate number of shares reserved for issuance from treasury by APUC under this plan shall not exceed 2,000,000 shares.

Directors Deferred Share Units

In June 2011, the Shareholders approved a Deferred Share Unit Plan. Under the plan, non-employee directors of the Company may elect annually to receive all or any portion of their compensation in Deferred Share Units (DSUs) in lieu of cash compensation. Directors’ fees are paid on a quarterly basis and at the time of each payment of fees, the applicable amount is converted to DSUs. A DSU has a value equal to one Company’s common share. Dividends accumulate in the DSU account and are converted to DSUs based on the market value of the shares on that date. DSUs cannot be redeemed until the Director retires, resigns, or otherwise leaves the Board. The DSUs provide for settlement in cash or shares at the election of the Company. As the Company expects to settle these instruments in cash, these DSUs will be accounted for as liability awards. The DSU liabilities will be marked-to-market at the end of each period based on the common share price at the end of the period. As at September 30, 2011, no DSUs had been issued.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

13.	Related party transactions

Certain executives of APUC are shareholders of Algonquin Power Management Inc. (APMI), the former manager of APCo. A member of the Board of Directors of APUC is an executive at Emera.

APUC has leased its head office facilities since 2001 from an entity owned by the shareholders of APMI on a net basis. Base lease costs for the three and nine months ended September 30, 2011 were $82 and $245 (2010 - $82 and $245).

APUC utilizes chartered aircraft, including the use of an aircraft owned by an affiliate of APMI, Algonquin Airlink Inc. In 2004, APUC entered into an agreement and remitted $1,300 to the affiliate as an advance against expense reimbursements (including engine utilization reserves) for APUC’s business use of the aircraft. Under the terms of this arrangement, APUC will have priority access to make use of the aircraft for a specified number of hours at a cost equal solely to the third party direct operating costs incurred when flying the aircraft. During the three and nine months ended September 30, 2011, APUC incurred costs in connection with the use of the aircraft of $226 and $350 (2010 - $162 and $370) and amortization expense related to the advance against expense reimbursements of $77 and $205 (2010 - $36 and $99). At September 30, 2011, the remaining amount of the advance was $349 (2010 - $460) and is recorded in other assets.

Affiliates of APMI hold 60% of the outstanding Class B limited partnership units issued by the St. Leon Wind Energy LP (“St. Leon LP”), an indirect subsidiary of APUC and the legal owner of the St. Leon facility. The holders of the Class B Units are entitled to 2.5% of the income allocations and cash distributions from St. Leon LP for a 5 year period commencing June 17, 2008 growing to a maximum of 10% by year 15. In any particular period, cash distributions to the holders of the Class B Units are only to be made after distributions have been made to the other partners, in an aggregate amount, equal to the debt service on the outstanding debt in respect of such period. The related holders of the Class B units are entitled to cash distributions of $121 and $208 for the three and nine months ended September 30, 2011 (2010 - $63 and $189).

APMI is one of the two original developers of Red Lily I and both developers are entitled to a royalty fee based on a percentage of operating revenue and a development fee from the equity owner of Red Lily I. The royalty fee is initially equal to 0.75% of gross energy revenue, increasing every five years up to 2% after twenty-five years. During the nine months ended September 30, 2011, APUC acquired APMI’s interest in this royalty for an amount of $600. This amount has been recorded as a purchase of intangible assets and the amount is included in accrued liabilities at September 30, 2011.

Staff managed by APUC have historically operated an additional three hydroelectric generating facilities where Senior Executives hold an interest. Effective January 1, 2011, management of these facilities is now being undertaken by Algonquin Power Systems Inc. (“APS”) which is a non-APUC entity. APUC and APS have agreed to provide some transition services to each other until December 31, 2011. Costs for providing such transition services are intended to be on a cost recovery basis with no mark-up for profit.

As at September 30, 2011, included in amounts due from related parties is $511 (December 31, 2010 - $718) owed from APMI and included in amounts due to related parties is $1,661 (December 31, 2010 - $901) owed to APMI. These amounts arise from the transactions described above.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

13.	Related party transactions (continued)

A contract with a subsidiary of Emera to purchase energy on Independent System Operator New England (“ISO NE”) and provide scheduling services on ISO NE was included as part of the acquisition of the Energy Services Business associated with the Tinker Acquisition. The contract expired March 31, 2010 and was not renewed. As a result of this contract, during 2010 a subsidiary of Emera provided services to and purchased energy on ISO NE on behalf of the Energy Services Business. In this capacity, for the three and nine months ended September 30, 2011 APUC paid a subsidiary of Emera an amount of $0 (2010 - $1,368) which was included as an operating expense on the consolidated statement of operations.

In 2010, APUC entered into a one year contract with a subsidiary of Emera to provide lead market participant services for fuel capacity and forward reserve markets in ISO NE for the Windsor Locks facility. During the three and nine months ended September 30, 2011 APUC paid U.S. $84 and $187 (2010 - $71 and $132) in relation to this contract. In the same period, APUC provided a corporate guarantee to a subsidiary of Emera in an amount of U.S. $1,000 in conjunction with this contract.

On December 21, 2010, a subsidiary of Emera acquired Maine & Maritimes Corporation, the parent company of Maine Public Service Company (“MPS”). For the three and nine months ended September 30, 2011, the Energy Services Business sold electricity amounting to $1,659 and $5,301 (2010 - $0). In the same period, APUC provided a corporate guarantee to MPS in an amount of U.S. $3,000 and a letter of credit in an amount of U.S $100, primarily in conjunction with a three year contract to provide standard offer service to commercial and industrial customers in Northern Maine.

As of September 30, 2011, included in amounts due from related parties is $1,672 (2010 - $0) owed from Emera related to the unpaid contribution of their share of Liberty Energy (California) costs.

Long Sault is a hydroelectric generating facility in which APUC acquired its interest in the facility by way of subscribing to two notes from the original developers. An affiliate of APMI is one of the original partners in the facility and is entitled to receive 5% of the after tax equity cash flows commencing in 2014.

In May 2011, the Company received $339 from CJIG Management Inc. (“CJIG”), as its share of 50% of the additional proceeds received by CJIG from the further liquidation of the assets held by Highground Capital Corporation. In August 2011 the Company received an additional $734 from CJIG. The payments have been recorded as an increased amount assigned to the equity originally issued in connection with the Highground transaction.

The above related party transactions have been recorded at the exchange amounts agreed to by the parties to the transactions.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

14.	Commitments and Contingencies

Contingencies:

APUC and its subsidiaries are involved in various claims and litigation arising out of the ordinary course and conduct of its business. Although such matters cannot be predicted with certainty, management does not consider APUC’s exposure to such litigation to be material to these financial statements. Accruals for any contingencies related to these items are recorded in the financial statements at the time it is concluded that its occurrence is probable and the related liability is estimable.

On December 19, 1996, the Attorney General of Québec (“Québec AG”) filed a suit in Québec Superior Court against a subsidiary of APUC claiming for amounts that the APUC subsidiary has been paying to The St. Lawrence Seaway Management Corporation (the “Seaway Management”) under its water lease with the Seaway Management. The water lease contains a “hold harmless” clause which mitigates this claim. As such, the APUC subsidiary brought the Attorney General of Canada and the Seaway Management (the “Federal Authorities”) into the proceedings in an action in warranty. On March 27, 2009, the Superior Court dismissed the claim of the Québec AG and suspended the action in warranty following final judgment in this case.

The Québec AG subsequently appealed this decision and on October 21, 2011 the Québec Court of Appeal allowed the appeal and condemned the APUC subsidiary to pay approximately $5.4 million which includes the amount claimed with interest.

The APUC subsidiary believes it is held harmless in its water lease from this decision and therefore may recommence the action in warranty in the Superior Court or negotiate a settlement with the Federal Authorities. In addition, it is possible the Federal Authorities and the APUC subsidiary might desire to seek leave to appeal this decision to the Supreme Court of Canada. As a result, the probability of any loss and its quantification cannot be estimated at this time. Accordingly no accruals for amounts owed or recoverable in respect of the water lease dues already paid to the Seaway Management have been recorded in the financial statements.

Commitments:

In addition to the commitments related to the proposed acquisitions disclosed in note 3 the following significant commitments exist at September 30, 2011.

Legislation in the Province of Quebec requires technical assessments be made of all dams within the province and remediation of any technical deficiencies identified in accordance with the assessment. APUC is in the process of conducting the assessments as required. Based on assessments to date, some of which are preliminary, APUC has estimated potential remedial measures involving capital expenditures of approximately $17,095 which may be required to comply with the legislation and which would be invested over a five year period or longer.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

14.	Commitments and Contingencies (continued)

APUC has outstanding purchase commitments for long-term service agreements, capital project commitments and operating leases. Detailed below are estimates of future commitments under these arrangements:

	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total

Long term service agreements	$3,156	$3,934	$4,133	$4,215	$4,300	$74,088	$93,826

Capital projects	29,616	—	—	—	—	—	29,616

Operating leases	983	643	431	290	21	—	2,368

Total	$33,755	$4,577	$4,564	$4,505	$4,321	$74,088	$125,810

15.	Cash dividends

All cash dividends of the Company are made on a discretionary basis as determined by the Board of the Company. For the three and nine months ended September 30, 2011, the Company paid cash dividends to shareholders totaling $7,748 and $20,236 respectively (2010 - $5,703 and $13,192) or $0.065 and $0.19 per common share (2010 - $0.06 and $0.18 per common share).

On August 11, 2011, the Board approved an annual dividend increase of $0.02 per common share for a total annualized dividend of $0.28, paid quarterly at a rate of $0.07 per common share. The Board declared a dividend on the Company’s shares of $0.07 per share payable on October 17, 2011 to the shareholders of record on September 30, 2011 for the period from July 1, 2011 to September 30, 2011.

16.	Changes in non cash operating working capital

The change in non cash operating working capital is comprised of the following:

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010

Accounts receivable	$3,012	$(286)	$139	$(3,246)
Related party balances	1,453	—	105	—
Supplies and consumables inventory	(659)	—	(1,089)	—
Income tax receivable	—	(231)	—	567
Prepaid expenses	(1,396)	(309)	(1,327)	1,252
Accounts payable	(5,139)	(3,795)	(2,241)	(2,391)
Accrued liabilities	13,143	—	13,180	—
Current income tax liability	129	469	610	782

	$10,543	$(4,152)	$9,377	$(3,036)

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

17.	Basic and diluted net earnings per share

Basic and diluted earnings per share have been calculated on the basis of net earnings attributable to the Company and the weighted average number of shares outstanding during the year. The weighted average shares outstanding during the year are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010

Weighted average shares/units – basic	119,212,025	95,099,989	111,963,782	94,063,029
Dilutive effect of stock options	252,894	—	191,884	—

Weighted average shares – diluted	119,464,919	95,099,989	112,155,666	94,063,029

The shares potentially issuable as a result of the convertible debentures are excluded from this calculation as they are anti-dilutive.

18.	Income taxes

For the nine months ended September 30, 2011, the Company’s overall effective tax rate was different than the statutory rate of 28.25% due primarily to recognition of deferred credits, change in valuation allowances, recognition of other comprehensive income in US entities, and non deductible expenses.

Included in deferred income tax recoveries for the three and nine month periods ended September 30, 2011 is $1,875 and $5,424 (2010- $2,730 and $5,007) related to the recognition of deferred credits from the utilization of deferred income tax assets recognized at the time of the Unit Exchange Offer.

19.	Segmented Information

APUC has two broad operating segments: APCo which owns or has interests in renewable energy facilities and thermal energy facilities and Liberty Utilities which owns and operates utilities in the United States of America providing water, wastewater and local electric distribution services.

Within APCo there are three divisions: Renewable Energy, Thermal Energy and Development. The Renewable Energy division operates the Company’s hydro-electric and wind power facilities. Thermal Energy division operates co-generation, energy from waste, steam production and other thermal facilities. The Development division develops the Company’s greenfield power generation projects as well as any expansion of the Company’s existing portfolio of renewable energy and thermal energy facilities.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

19.	Segmented Information (continued)

Effective July 2011, the Company changed its operational segments within Liberty Utilities to be reportable by geography territory rather than type of utility. As a result Liberty Utilities now reports results under Liberty Utilities (West) Region (currently consisting of Calpeco) and Liberty Utilities (South) Region (currently consisting of Liberty Water). No changes in the aggregation of segmented financial information were required as a result of this change. As additional utilities are acquired, additional reportable segments by geographic territory may be added.

Operational segments

APUC’s reportable segments are APCo - Renewable Energy, APCo - Thermal Energy and Liberty Utilities (South) and Liberty Utilities (West). The development activities of APCo are reported under Renewable Energy or Thermal Energy as appropriate. For purposes of evaluating divisional performance, the Company allocates the realized portion of the loss on financial instruments to specific divisions. This allocation is determined when the initial foreign exchange forward contract is entered into. The unrealized portion of any gains or losses on derivatives instruments is not considered in management’s evaluation of divisional performance and is therefore allocated and reported in the corporate segment. The interest rate swaps relate to specific debt facilities and gains and losses are allocated in the same manner as interest expense. Amounts relating to the convertible debentures are reported in the corporate segment.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

19.	Segmented Information (continued)

Operational Segments (continued)

The results of operations and assets for these segments are as follows:

Three months ended September 30, 2011
	Algonquin Power			Liberty Utilities			Corporate	Total
	Renewable Energy	Thermal Energy	Total	South	West	Total
Revenue
Energy sales	$19,197	$12,755	$31,952	$—	$—	$—	$—	$31,952
Utility energy sales and distribution	—	—	—	—	16,663	16,663	—	16,663
Waste disposal fees	—	4,074	4,074	—	—	—	—	4,074
Water reclamation and distribution	—	—	—	12,257	—	12,257	—	12,257
Other revenue	746	356	1,102	—	—	—	—	1,102

Total revenue	19,943	17,185	37,128	12,257	16,663	28,920	—	66,048

Operating expenses	6,658	11,035	17,693	5,789	13,401	19,190	(1)	36,882

	13,285	6,150	19,435	6,468	3,262	9,730	1	29,166
Other administration costs	(1,575)	(611)	(2,186)	(293)	(197)	(490)	(2,078)	(4,754)
Foreign exchange loss	—	—	—	—	—	—	1,149	1,149
Interest expense	(2,195)	(496)	(2,691)	(1,381)	(1,147)	(2,528)	(2,210)	(7,429)
Interest, dividend and other income	510	86	596	78	—	78	732	1,406
Loss on derivative financial instruments	—	—	—	—	—	—	(3,754)	(3,754)
Depreciation of property, plant and equipment	(4,132)	(2,676)	(6,808)	(1,051)	(1,688)	(2,739)	—	(9,547)
Amortization of intangible assets	(672)	(681)	(1,353)	(174)	—	(174)	—	(1,527)

Acquisition costs	—	—	—	—	(772)	(772)	—	(772)

Earnings / (loss) before income taxes	$5,221	$1,772	$6,993	$3,647	$(542)	$3,105	$(6,160)	$3,938

Property, plant and equipment	$421,291	154,591	575,882	214,310	160,632	374,942	769	951,593

Intangible assets	26,539	21,432	47,971	23,180	—	23,180	—	71,151

Total assets	474,295	198,895	673,190	262,874	193,990	456,864	133,079	1,263,133

Capital expenditures	16,855	8,981	25,836	1,225	2,433	3,658	(18)	29,476

Acquisition of operating entities	—	—	—	904	(1,036)	(132)	—	(132)

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

19.	Segmented Information (continued)

Operational Segments (continued)

Nine months ended September 30, 2011
	Algonquin Power			Liberty Utilities			Corporate	Total
	Renewable Energy	Thermal Energy	Total	South	West	Total
Revenue
Energy sales	$63,750	$36,083	$99,833	$—	$—	$—	$—	$99,833
Utility energy sales and distribution	—	—	—	—	56,082	56,082	—	56,082
Waste disposal fees	—	12,360	12,360	—	—	—	—	12,360
Water reclamation and distribution	—	—	—	33,523	—	33,523	—	33,523
Other revenue	1,974	811	2,785	—	—	—	—	2,785

Total revenue	65,724	49,254	114,978	33,523	56,082	89,605	—	204,583

Operating expenses	21,207	33,342	54,549	16,681	43,781	60,462	(1)	115,010

	44,517	15,912	60,429	16,842	12,301	29,143	1	89,573
Other administration costs	(4,370)	(1,602)	(5,972)	(524)	(584)	(1,108)	(5,606)	(12,686)
Foreign exchange loss	—	—	—	—	—	—	1,051	1,051
Interest expense	(6,038)	(1,121)	(7,159)	(3,730)	(3,363)	(7,093)	(8,618)	(22,870)
Interest, dividend and other income	1,530	69	1,599	264	—	264	2,197	4,060
Loss on derivative financial instruments	(1,068)	—	(1,068)	—	—	—	(3,217)	(4,285)
Depreciation of property, plant and equipment	(12,608)	(8,073)	(20,681)	(5,690)	(2,834)	(8,524)	—	(29,205)
Amortization of intangible assets	(2,337)	(2,043)	(4,380)	(510)	—	(510)	—	(4,890)

Acquisition costs	—	—	—	—	(1,786)	(1,786)	—	(1,786)

Earnings / (loss) before income taxes	$19,626	$3,142	$22,768	$6,652	$3,734	$10,386	$(14,192)	$18,962

Property, plant and equipment	$421,291	154,591	575,882	214,310	160,632	374,942	769	951,593

Intangible assets	26,539	21,432	47,971	23,180	—	23,180	—	71,151

Total assets	474,295	198,895	673,190	262,874	193,990	456,864	133,079	1,263,133

Capital expenditures	18,876	9,072	27,948	6,292	5,413	11,705	258	39,911

Acquisition of operating entities	—	—	—	904	97,322	98,226	—	98,226

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

19.	Segmented Information (continued)

Operational Segments (continued)

Three months ended September 30, 2010
	Algonquin Power			Liberty Utilities			Corporate	Total
	Renewable Energy	Thermal Energy	Total	South	West	Total
Revenue
Energy sales	$16,058	$13,708	$29,766	$—	$—	$—	$—	$29,766
Utility energy sales and distribution	—	—	—	—	—	—	—	—
Waste disposal fees	—	3,868	3,868	—	—	—	—	3,868
Water reclamation and distribution	—	—	—	10,249	—	10,249	—	10,249
Other revenue	562	354	916	—	—	—	—	916

Total revenue	16,620	17,930	34,550	10,249	—	10,249	—	44,799

Operating expenses	7,863	10,691	18,554	5,921	—	5,921	—	24,475

	8,757	7,239	15,996	4,328	—	4,328	—	20,324
Other administration costs	(1,434)	(663)	(2,097)	189	—	189	(1,947)	(3,855)
Foreign exchange loss	—	—	—	—	—	—	840	840
Interest expense	(1,853)	(242)	(2,095)	(405)	—	(405)	(3,787)	(6,287)
Interest, dividend and other income	230	19	249	57	—	57	937	1,243
Gain / (loss) on derivative financial instruments	(2,264)	—	(2,264)	—	—	—	1,459	(805)
Depreciation of property, plant and equipment	(4,488)	(2,808)	(7,296)	(1,787)	—	(1,787)	—	(9,083)

Amortization of intangible assets	(1,756)	(695)	(2,451)	(172)	—	(172)	—	(2,623)

Acquisition costs	—	—	—	—	—	—	(332)	(332)

Earnings / (loss) before income taxes	$(2,808)	$2,850	$42	$2,210	$—	$2,210	$(2,830)	$(578)

Property, plant and equipment	$395,137	$177,061	$572,198	$169,313	$—	$169,313	$244	741,755

Intangible assets	30,096	24,038	54,134	23,473	—	23,473	—	77,607

Total assets	452,946	222,770	675,716	205,204	—	205,204	91,916	972,836

Capital expenditures	409	1,227	1,636	1,024	—	1,024	2	2,662

Acquisition of operating entities	—	—	—	—	692	692	—	692

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

19.	Segmented Information (continued)

Operational Segments (continued)

Nine months ended September 30, 2010
	Algonquin Power			Liberty Utilities			Corporate	Total
	Renewable Energy	Thermal Energy	Total	South	West	Total
Revenue
Energy sales	$58,250	$38,354	$96,604	$—	$—	$—	$—	$96,604
Utility energy sales and distribution	—	—	—	—	—	—	—	—
Waste disposal fees	—	4,875	4,875	—	—	—	—	4,875
Water reclamation and distribution	—	—	—	28,002	—	28,002	—	28,002
Other revenue	1,559	898	2,457	—	—	—	—	2,457

Total revenue	59,809	44,127	103,936	28,002	—	28,002	—	131,938

Operating expenses	22,037	32,833	54,870	16,829	—	16,829	—	71,699

	37,772	11,294	49,066	11,173	—	11,173	—	60,239
Other administration costs	(3,262)	(1,516)	(4,778)	(1,075)	—	(1,075)	(3,907)	(9,760)
Foreign exchange loss	—	—	—	—	—	—	474	474
Interest expense	(5,374)	(657)	(6,031)	(1,309)	—	(1,309)	(10,978)	(18,318)
Interest, dividend and other income	632	537	1,169	68	—	68	2,614	3,851
Gain / (loss) on derivative financial instruments	(4,532)	—	(4,532)	—	—	—	1,587	(2,945)
Depreciation of property, plant and equipment	(13,392)	(8,374)	(21,766)	(5,314)	—	(5,314)	—	(27,080)
Amortization of intangible assets	(4,927)	(2,084)	(7,011)	(508)	—	(508)	—	(7,519)
Acquisition costs	—	—	—	—	—	—	(684)	(684)

Earnings / (loss) before income taxes	$6,917	$(800)	$6,117	$3,035	$—	$3,035	$(10,894)	(1,742)

Property, plant and equipment	$395,137	$177,061	$572,198	$169,313	$—	$169,313	$244	741,755

Intangible assets	30,096	24,038	54,134	23,473	—	23,473	—	77,607

Total assets	452,946	222,770	675,716	205,204	—	205,204	91,916	972,836

Capital expenditures	1,352	11,147	12,499	2,060	—	2,060	79	14,638

Acquisition of operating entities	40,281	—	40,281	2,121	692	2,813	—	43,094

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

19.	Segmented Information (continued)

Operational Segments (continued)

Within APCo, a significant portion of energy sales are earned from contracts with large public utilities. The following utilities contributed more than 10% of these total revenues in either 2011 or 2010: Hydro Québec 18% (2010 - 14%), Manitoba Hydro 18%, (2010 – 16%), Sanger 12% (2010 - 12%), and AES 14% (2010 - 11%). The Company has mitigated its credit risk to the extent possible by selling energy to these large utilities in various North American locations.

Geographic Segments

APUC and its subsidiaries operate in the independent power and utility industries in both Canada and the United States. Information on operations by geographic area is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Revenue
Canada	$20,341	$19,797	$65,149	$52,324
United States	$45,707	$25,002	$139,434	$79,614

	$66,048	$44,799	$204,583	$131,938

	September 30, 2011	December 31, 2010
Property, plant and equipment
Canada	$468,268	$464,782
United States	$483,325	$296,957

	$951,593	$761,739

Intangible assets
Canada	$40,455	$43,305
United States	$30,696	$30,581

	$71,151	$73,886

Other assets
Canada	$1,901	$1, 414
United States	$—	$1,940

	$1,901	$3,354

Revenues are attributed to the two countries based on the location of the related generating and utility facilities.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

20.	Financial instruments

a)	Fair Value of financial instruments

	September 30, 2011		December 31, 2010
	Carrying amount	Fair value	Carrying amount	Fair value
Cash	$15,525	$15,525	$4,749	$4,749
Short-term investments	5,025	5,025	3,674	3,674
Accounts receivable and due from related parties	35,355	35,355	26,594	26,594
Restricted cash	3,550	3,550	3,563	3,563
Energy forward purchase	296	296	—	—
Notes receivables	24,705	24,705	18,744	18,744

Total financial assets	$84,456	$84,456	$57,324	$57,324

Accounts payable and due to related parties	$5,807	$5,807	$4,409	$4,409
Accrued liabilities	47,420	47,420	28,839	28,839
Dividends payable	8,341	8,341	5,721	5,721
Long-term liabilities	349,794	354,136	259,897	262,117
Other long-term liabilities	89,850	89,850	66,940	66,940
Convertible debentures	122,427	147,833	181,759	216,769
Interest swaps	7,650	7,650	5,440	5,440
Energy forward purchase	—	—	378	378
Foreign exchange contracts	—	—	45	45

Total financial liabilities	$631,289	$661,037	$553,428	$590,658

The Company has determined that the carrying value of its short-term financial assets and liabilities approximates fair value at September 30, 2011 and December 31, 2010 due to the short-term maturity of these instruments.

Long term investments and notes receivable include equity instruments and notes receivable. The equity instruments do not have a quoted market price in an active market, and fair value cannot be reliably measured. Notes receivable fair values have been determined using a discounted cash flow method, using estimated current market rates for similar instruments adjusted for estimated credit risk as determined by management. Such estimate is significantly influenced by unobservable data and therefore this fair value is subject to estimation risk.

APUC has long-term liabilities and convertible debentures at fixed interest rates and variable rates. The estimated fair value is calculated using the current interest rates.

Advances in aid of construction included in other long-term liabilities (note – 1 (l)) do not bear interest and the amount to be repaid is subject to uncertainty and estimation. The fair value is considered to approximate the book value.

Fair value estimates are made at a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

20.	Financial instruments (continued)

b)	Fair Value Hierarchy

The fair value hierarchy of financial assets and liabilities accounted for at fair value at September 30, 2011 are as follows:

	Level 1	Level 2	Level 3	Total

Derivative assets:

Energy forward purchase	$—	$296	$—	$296

Derivative liabilities:

Energy hedge – AES	$—	$(207)	$—	$(207)

Interest swap – APCo	—	(7,443)	—	(7,443)

	$—	$(7,354)	$—	$(7,354)

The Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There was no transfer into or out of level 1, level 2 or lever 3 during the three months ended September 30, 2011. No assets or liabilities are measured at fair value on a recurring basis using unobservable inputs (Level 3).

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

20.	Financial instruments (continued)

c)	Effect of derivative instruments on the Consolidated Statement of Operations

Loss/(gain) on derivative financial instruments consist of the following:

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Change in unrealized loss/(gain) on derivative financial instruments:
Foreign exchange contracts	$—	$(870)	$(45)	$(727)
Interest rate swaps	2,112	345	2,004	(454)
Energy forward purchase contracts	974	(534)	(429)	(2,448)

Total change in unrealized loss/(gain) on derivative financial instruments	$3,086	$(1,059)	$1,530	$(3,629)

Realized loss/(gain) on derivative financial instruments:
Foreign exchange contracts	$—	$(167)	$691	$(592)
Interest rate swaps	539	1,453	1,607	4,635
Energy forward purchase contracts	129	578	457	2,531

Total realized loss on derivative financial instruments	$668	$1,864	$2,755	$6,574

Loss on derivative financial instruments	$3,754	$805	$4,285	$2,945

(d)	Risk Management

In the normal course of business, the Company is exposed to financial risks that potentially impact its operating results. The Company employs risk management strategies with a view to mitigating these risks to the extent possible on a cost effective basis. Derivative financial instruments are used to manage certain exposures to fluctuations in exchange rates, interest rates and commodity prices. The Company does not enter into derivative financial agreements for speculative purposes.

This note provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, and how the Company manages those risks.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

20.	Financial instruments (continued)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company’s financial instruments that are exposed to concentrations of credit risk are primarily cash and cash equivalents and accounts receivable. The Company limits its exposure to credit risk with respect to cash equivalents by maintaining minimal cash balances and ensuring available cash is deposited with its senior lenders in Canada all of which have a credit rating of A or better. The Company does not consider the risk associated with accounts receivable to be significant as over 80% of revenue from Power Generation is earned from large utility customers having a credit rating of BBB or better, and revenue is generally invoiced and collected within 45 days.

The remaining revenue is primarily earned by the Liberty Utilities business unit which consists of electrical distribution and of water and wastewater utilities in the United States. In this regard, the credit risk related to Utility Services accounts receivable balances of US$12,030 is spread over thousands of customers. The Company has processes in place to monitor and evaluate this risk on an ongoing basis including background credit checks and security deposits from new customers.

As at September 30, 2011, the Company’s exposure to credit risk measured in Canadian dollars for these financial instruments was as follows:

	Canadian	US
Cash and cash equivalents	$2,797	$12,728
Short term investments	834	4,191
Accounts receivable & due to related parties	10,273	25,630
Allowance for Doubtful Accounts	(340)	(208)
Notes Receivable	22,586	2,119

	$36,150	$44,460

There are no material past due amounts in accounts receivable.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

20.	Financial instruments (continued)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure, to the extent possible, that it will always have sufficient liquidity to meet liabilities when due. As of September 30, 2011, in addition to cash on hand of $15,525 the Company had $67,925 available to be drawn on its senior debt facility. The senior credit facility contains covenants which may limit amounts available to be drawn. The Company’s liabilities mature as follows:

	Due less than 1 year	Due 2 to 3 years	Due 4 to 5 years	Due after 5 years	Total
Long term debt obligations	$1,304	$3,466	$16,180	$328,844	$349,794
Convertible Debentures	—	—	—	122,427	122,427
Interest on long term debt	29,652	57,649	54,244	133,647	275,192
Accounts Payable and due to related parties	5,807	—	—	—	5,807
Accrued liabilities	47,420	—	—	—	47,420
Derivative financial instruments:
Interest Rate Swaps	2,480	3,840	1,330	—	7,650
Lease Payments	247	242	80	—	569
Other obligations	1,236	516	516	8,186	10,454

Total obligations	$88,146	$65,713	$72,350	$593,104	$819,313

Foreign Currency Risk

The Company primarily uses U.S. dollar denominated debt to manage its foreign currency risk from its U.S. operations.

At September 30, 2011, the Company had no forward foreign exchange contracts. As at December 31, 2010, APUC had outstanding foreign exchange forward contracts to sell US$3,000 at an average rate of $1.00 and having a fair value liability of $45.

Interest Rate Risk

The Company is exposed to interest rate fluctuations related to certain of its floating rate debt obligations, including certain project specific debt and its revolving credit facility as well as interest earned on its cash on hand. The Company has performed sensitivity analysis on interest rate risk at September 30, 2011 to determine how a change in interest rates would impact equity and net earnings:

Senior credit facility

The Company’s senior debt facility has a balance of $12,000 as at September 30, 2011. Assuming the current level of borrowings, a 1% change in the variable rate charged would impact interest expense by $30 during the three months ended September 30, 2011.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and nine months ended September 30, 2011 and 2010

(in thousands of Canadian dollars except as noted and amounts per share)

20.	Financial instruments (continued)

Interest rate swap

In 2006 the Company entered into a fixed for floating interest rate swap related to a notional debt of approximately $67.8 Million. This swap arrangement requires the payment of a fixed rate of interest by the Company in exchange for receipt of a variable rate of interest that mirrors the underlying notional debt’s interest payment schedule. At September 30, 2011, the fair value of the interest rate swap was a net liability of $7,650 (December 31, 2010 - $5,440). APUC has elected not to use hedge accounting for the swap and records the fair value of the swap on the consolidated balance sheets. Any gain or loss in fair value is recognized in the consolidated statements of operations.

Sanger

The Company’s project debt at the Sanger facility has a balance of U.S. $19,200 as at September 30, 2011. Assuming the current level of borrowings, a 1% change in the variable interest rate charged would impact interest expense by U.S. $48 during the three months ended September 30, 2011. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

Market Risk

APUC provides energy requirements to various customers under contract at fixed rates. While the Tinker Assets are expected to provide a portion of the energy required to service these customers, APUC anticipates having to purchase a portion of its energy requirements at the ISO NE spot rates to supplement self-generated energy.

APUC anticipates having to purchase a portion of its energy requirements at the ISO-NE spot rates to supplement self-generated energy.

This risk is mitigated though the use of short term financial forward energy purchase contracts which are derivative instruments. In January 2011, APUC entered into electricity derivative contracts with Nextera (“counterparty”) for a term ending February 2014, these are fixed-for-floating swaps whereby APUC agrees with the counterparty to cash settle the difference between the floating or indexed price and the fixed price on a notional quantity 182,655 MW-hrs of energy over the remainder of the contact term at an average rate of approximately $51.87 per MW-hr. The estimated fair value of these forward energy hedge contracts at September 30, 2011 was a net asset of $296 (December 31,2010 - $0).

21.	Subsequent events

On October 27, 2011, APUC completed a public offering of 15,100,000 common shares at a price of $5.65 per share for gross proceeds of approximately $85,300. On November 14, 2011, the underwriters exercised a portion of the over-allotment option granted with the Offering and an additional 1,769,000 common shares were issued on the same terms and conditions of the Offering. As a result, APUC issued 16,869,000 common shares under the Offering for the total gross proceeds of approximately $95.3 million.

22.	Comparative figures

Certain of the comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year, including certain reclassifications required to conform to U.S. GAAP.